UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2009

        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated August 05, 2009.

Exhibit 99.1

GOLAR LNG LIMITED - GOLAR LNG ENERGY LIMITED AND EQUITY OFFERING

Golar LNG Energy Limited (the "Company") is pleased to report that the private placement of new shares launched yesterday has been well received in the market. The book is at present in excess of USD 100 Mill.

Some investors have due to legal limitations expressed concern over the fact that the Company's shares will not be listed in the short term. Given this, the Board of the Company has meet and resolved to accommodate these concerns by the following measures:
-      a decision to apply for a listing of the Company's shares on the Oslo Stock Exchange has been taken. It is anticipated that such listing can be achieved no later than 1 October 2009.
-      Golar LNG Limited has agreed to support this decision through the distribution of some of its shares in the Company to its shareholders as a special dividend at a time of listing. This will ensure increased liquidity in the Company's shares effective from listing.
-      The Board has furthermore decided to include a warrant to subscribe for one share per fifth share subscribed for to the subscribers. The warrant will be non-tradable and exercisable on 15. December 2010. The subscription price of the warrant will be USD 2.-.

The Board has further agreed to limit the Private Placement within the range to 50 Mill shares or USD 100 million. The green shoe option remains at an additional 10 Mill shares.

As reported initially, the total number of shares available in the Private Placement is already covered by the book. The subscription period will however based on request from US Institutional investors remain until open 22.00 CET this evening in order to make sure that proper time is given to review the material and to get optimal quality of the subscriptions accepted.

Golar LNG Limited
August 5, 2009
Hamilton, Bermuda.

Questions should be directed to:

Golar Management Ltd - +44 207 063 7900:
Graham Robjohns: Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: August 05, 2009	By:	/s/ Graham Robjohns Graham Robjohns Chief Financial Officer